UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                          Form 40-F           Y
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                          No           Y
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 17, 2005	3 — 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX	CCO	www.cameco.com
NYSE	CCJ
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Receive Cash from Bruce Restructuring
Saskatoon, Saskatchewan, Canada, October 17, 2005 . . . . . . . . . . . . . .
Cameco Corporation confirmed today that an agreement has been reached with TransCanada Corporation, BPC Generation Infrastructure Trust (BPC), Power Workers Union and the Society of Energy Professionals to form a new Bruce Power A Limited Partnership to hold a sublease for the four Bruce A reactors. Cameco will not be part of the new partnership and will not invest in the planned $4.25 billion program to increase output from the four Bruce A reactors at the Bruce Power site in Ontario. This program includes refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4. The agreement is conditional on completing the reorganization of the Bruce Power limited partnerships and a favourable income tax ruling from the Canada Revenue Agency which we hope to receive shortly.
Cameco will maintain its existing 31.6% interest in the Bruce Power Limited Partnership (BPLP) which is responsible for the overall management of the site and will continue to hold a 31.6% beneficial interest in the four Bruce B reactors. BPLP will receive payments in consideration for entering into a sublease, for the assets transferred to the Bruce A partnership and for refurbishment project costs already incurred by BPLP. As a result, BPLP will pay a special distribution to its limited partners, of which Cameco’s share will be approximately $200 million. Day-to-day operations will be unaffected by this reorganization.
Earlier this year, Cameco confirmed that, together with its partners, TransCanada and BPC, it had reached a tentative agreement with the Ontario government negotiator to restart units A1 and A2. The terms of that tentative agreement were not finalized. During the past several months, BPLP, on behalf of the partnership, has continued negotiations directly with the provincial government.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold either into the Ontario spot market or directly to various customers under long-term, fixed-price contracts, at the discretion of the partnership.
Cameco supports the Bruce A investment program as an important initiative for Ontario’s nuclear industry. However, the company has concluded that the final agreement with the government did not meet its investment criteria. Cameco remains committed to grow in various aspects of the nuclear energy business.

“The decision to restart two reactors in Ontario will provide much needed clean energy to support Ontario’s economic engine,” said Jerry Grandey, Cameco’s president and chief executive officer. “The Ontario government should be complimented on its recognition of the future importance of cost competitive, nuclear energy. While Cameco will no longer be involved in the Bruce A units, we will maintain our good working relationship with our partners in Bruce Power and look forward to co-operating with them on future business opportunities.”
In the future, Cameco will receive its share of earnings and cash distributions as generated by the Bruce B units. As part of the restructuring, Cameco no longer has an obligation to supply uranium concentrates to the Bruce A reactors but will continue to be the fuel procurement manager for the Bruce A and B units.
The reorganization involving Bruce A triggers a loss of about $63 million (Cameco’s share after tax) subject to closing adjustments which may increase or decrease the amount. This loss reflects that the payments received by BPLP in connection with the reorganization are less than the carrying value of Bruce A to BPLP, as well as, Cameco writing off proprietary costs related to its interest in Bruce Power. The carrying values at BPLP include capital costs related to restarting units A3 and A4, costs associated with studying the restart of units A1 and A2 and certain working capital items.
Cameco confirms the guidance provided in the second quarter report in 2005 that third quarter earnings from Bruce Power were expected to be significantly higher than in the second quarter of 2005 due to fewer planned outage days and a higher realized price. Cameco’s second quarter report also indicated operating results for 2005 would be similar to those of 2004. Given the relatively high spot price for electricity in Ontario during the third quarter, annual earnings from Bruce Power are now expected to be significantly higher than in 2004, excluding the loss mentioned above.
Investor & Media Conference Call
We invite you to join us in a conference call at 3:00 p.m. Eastern time (1:00 p.m. Saskatoon time) today, October 17, 2005, to discuss this news release. The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call, please dial (416) 695-5261 or (866) 902-2211 (Canada and US). An operator will put your call through. Please pass this invitation to colleagues in your organization who have an interest in Cameco. A recorded version of the proceedings will be available:
•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, October 31, 2005 by calling (416) 695-5275 or (888) 509-0082 (no code required)
Cameco Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Information
 Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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